January 12, 2007

via EDGAR

Mr. Daniel L. Gordon

Branch Chief, Division of

Corporate Finance

Mail Stop 4561

United States Securities and

Exchange Commission

Washington, D.C. 20549-0404

RE: Rayonier Inc. (hereinafter “We” or “the Company”)

Form 10-K for the fiscal year ended December 31, 2005

Forms 10-Q for the quarters ended March 31, June 30 and

September 30, 2006

Filed March 3, 2006

File No. 1-06780

Dear Mr. Gordon:

The following is in response to your letter dated December 28, 2006 regarding the review of Rayonier’s 2005 Form 10-K and 2006 Forms 10-Q for the quarters ended March, June, and September.

Form 10-K and Annual Report for the year ended 12/31/05

Item 6. Selected Financial Data, page 17

1.	We note that you calculated return on equity and return on capital using income from continuing operations, adjusted for certain unusual or infrequent items. Since the performance ratios are not based upon financial measures calculated in accordance with GAAP, they are considered non-GAAP measures and subject to Item 10(e)(1)(i) of Regulation S-K. To the extent that return on equity and return on capital are presented in future filings, please calculate them using the appropriate unadjusted GAAP measures or include 1) a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP, 2) a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations and 3) a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

In future filings we will calculate return on equity and return on capital using the appropriate unadjusted GAAP measures. However, if we decide to adjust income from continuing operations for certain items, we will, in accordance with Item 10(e)(1)(i) of Regulation S-K, include a reconciliation of the measure as well as provide the appropriate disclosures on why management believes the presentation provides useful information to investors and how management uses the non-GAAP measure.

Consolidated Statements of Income and Comprehensive Income, page F-4

2.	Please tell us and disclose in future filings what is included in other operating (income) expense, net.

Other operating (income) expense, net for the three years ended December 31, 2005 includes the following items (in millions of dollars):

	2005	2004	2003
Lease income *	$6.5	$5.9	$5.7
Environmental reserve adjustment	(3.0)	—	—
Income from minor forest products **	2.4	1.6	0.9
Insurance and arbitration settlement ***	2.3	—	—
Gain/(loss) on energy forward contracts	1.3	(0.4)	—
Miscellaneous income (expense), net ****	0.9	(0.9)	0.1

	$10.4	$6.2	$6.7

*	Income from leasing access to our timberlands primarily for hunting ($5.6 million, $5.4 million and $5.1 million for 2005, 2004 and 2003, respectively).
**	Primarily fill dirt sold to contractors.
***	Final resolution of claim and arbitration ruling was granted. Proceeds were received.
****	Immaterial income (expense) items primarily from sales of assets and other insignificant operating transactions.

The Company classifies the above items as other operating transactions because they are indirect income and expense sources from our operations and not direct core segment operating income. This financial statement line item primarily includes income items; however, operating expense items are also offset herein when separate line item disclosure is not warranted due to materiality.

In future filings we will include disclosure on the major items recorded in this financial statement line item as well as explanations for material variances year over year.

Financial Instruments, page F-10

3.	We note that you have recorded unrealized gains and losses on hedged transactions in other comprehensive income on your balance sheet, which implies that you participate in transactions that qualify as cash flow hedges. In future filings please revise to include the disclosures required by paragraphs 44 and 45(b) of SFAS 133 as they relate to your cash flow hedges, or advise us of the nature of the hedged transactions recorded in accumulated other comprehensive income. Please provide us with a copy of your proposed revisions in your response.

As of December 31, 2005, the Company had no outstanding foreign currency contracts and no items recorded in accumulated other comprehensive income (AOCI) for cash flow hedges.

Previously, the derivative contracts hedged New Zealand dollar operating expenditures of our medium density fiberboard (MDF) business, including salaries, wood purchases, contractor and license fees and other production costs which qualified as cash flow hedges under SFAS 133. In August 2005, we sold the MDF business and discontinued our program of managing U.S./New Zealand dollar currency rate risk with respect to MDF’s operating expenses. The outstanding foreign currency contracts recorded in AOCI at December 31, 2004 resulted in an immaterial gain that was classified “net” in discontinued operations in the 2005 income statement. As a result, we excluded our significant accounting policy relating to the foreign currency forward contract cash flow hedges.

Additionally, we have not entered into any foreign currency contracts or any other derivative instruments accounted for as cash flow hedges during 2006. Therefore, we have not included proposed disclosure revisions herein. If we enter into derivative contracts that qualify as cash flow hedges in the future, we will include the disclosures required by paragraphs 44 and 45(b) of SFAS 133.

Note 16. Contingencies, page F-30

4.	We note that you are involved in several legal proceedings in which you believe adequate reserves have been provided. In future filings, please disclose the estimate of probable costs that you will incur as a result of the litigation. Refer to paragraph 9 of SFAS 5.

The Company applied paragraph 9 of SFAS 5 in preparing its 2005 Form 10-K disclosures and determined the amounts to be immaterial for disclosure. We will continue to evaluate the estimate of costs (including legal fees) to be incurred related to litigation and disclose amounts recorded if they are material and necessary for the financial statements not to be misleading. An evaluation of the facts and circumstances will be made in each case to determine whether or not disclosure is required.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 357-9134 with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort
Hans E. Vanden Noort
Senior Vice-President and Chief Accounting Officer

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